EXHIBIT A
September 10, 2007
Board of Directors
Twin Disc, Inc.
1328 Racine St.
Racine, WI 53403
To the Board of Directors:
Clarus Capital Group Management LP beneficially owns 298,106 shares of Twin Disc, Inc. (“Twin” or the “Company”). We have been patient and long-standing shareholders and while we typically do not publicly file such letters, our concerns are so serious that we felt compelled to do so. Specifically, we are concerned that Twin’s Board of Directors (the “Board”) is not fulfilling its fiduciary responsibility of maximizing shareholder value. We note that despite its healthy balance sheet (net debt/adjusted LTM EBITDA = 0.5x), improving business prospects (particularly in the oilfield, military and mega-yacht markets), significant international presence, and leading market share positions, Twin (which generated adjusted earnings per share of almost $4 over the past twelve months) continues to trade at a valuation significantly below those of its peers. Twin has remained undervalued for some time and we have repeatedly advised Twin’s management and Board on how to close this valuation gap. Despite the inordinate amount of time we have spent trying to help the Company (including, but not limited to, the attached letter from June 12, 2007), the Board’s response has been slow, limited and insufficient.
We are puzzled by your lack of action and wonder if the Board is truly interested in enhancing shareholder value. We note that Twin’s independent board members personally own very little Twin stock, despite their years of being paid by Twin shareholders to serve on the Board. Based on Twin’s latest proxy, it appears that Mssrs. Mellowes, Rayburn, Stratton, Swift and Zimmer, each own only 1,200 shares of stock (excluding options), despite each being board members for an average of 8 years. These board members therefore have little financial incentive to maximize shareholder value. This lack of financial incentive, combined with the Board’s apparent reluctance to proactively address basic public company issues, makes us question if the Board is truly acting in shareholders’ best interests. Our concern about the Board’s lack of motivation to enhance shareholder value was further heightened by the Board’s recent decision to vote itself a 40% cash pay raise and then not even buy a single share of Twin’s stock (despite the stock being down almost 40% from its recent high).
For some time we have been concerned that Twin is a publicly traded company that is largely run as a privately held company. After all, Twin has an overcapitalized and suboptimal balance sheet, an illiquid stock, no sell-side equity analyst coverage, and an unresponsive Board. However, Twin is owned by its public shareholders and the company should be operated with their best interests in mind. Given the stock’s continued undervaluation, we hereby ask the Board to retain a prominent investment bank to explore various alternatives for enhancing shareholder value, including a more aggressive stock buyback (which would be highly accretive) and the outright sale of all or part of the Company. We believe the Board may currently (and belatedly) be getting advise from outside advisors regarding certain issues; however, we believe it would be a clear violation of its fiduciary responsibilities if the Board did not also seek advise regarding whether shareholders would best be served by an outright sale of all or part of Twin. We have analyzed Twin extensively and believe its shareholders would best be served through the outright sale of the company. Furthermore, we believe there are strategic and financial buyers who would be interested in acquiring the company at a significant premium to its current stock price.
We have been patient, long term and constructive shareholders of Twin; however, we find the Board’s apparent disregard for shareholder value to be irresponsible and shameful. Twin’s shareholders deserve better from their leaders. If you are unable or unwilling to fulfill your fiduciary responsibilities to enhance shareholder value, we will take the steps necessary to protect and enhance the value of our investment in Twin.
Sincerely,
Ephraim Fields
Clarus Capital Group Management LP